July 24, 2024

Mark A. L. Mason
Chief Financial Officer
Citigroup Inc.
388 Greenwich Street
New York, NY 10013

        Re: Citigroup Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            File No. 001-09924
Dear Mark A. L. Mason:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance